SCHEDULE A

Series of Professionally Managed Portfolios	Annual Fee Rate as a Percentage of Average Daily Net Assets

Boston Common ESG Impact International Fund	0.80%

Boston Common ESG Impact U.S. Equity Fund	0.75%

Boston Common ESG Impact Emerging Markets Fund	0.85%

Approved by the Board of Trustees: November 19, 2019

PROFESSIONALLY MANAGED PORTFOLIOS on behalf of the series listed on Schedule A	BOSTON COMMON ASSET MANAGEMENT, LLC

By: /s/ Elaine E. Richards	By: /s/ Kristina Eisnor
Name: Elaine E. Richards	Name: Kristina Eisnor
Title: President	Title: Chief Compliance Officer/Chief Operating Officer

Schedule A revised on: November 19, 2019 to add the new Boston Common ESG Impact Emerging Markets Fund.